Mail Stop 7010


August 15, 2005


Via U.S. mail and facsimile

Mr. Richard C. Levin
Chief Executive Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

Re: 	Spherix Incorporated
Registration Statement on Form S-2
Filed July 27, 2005
File No. 333-126930

Form 10-K for the year ended December 31, 2004
Filed March 31, 2005
File No. 000-05576

Form 10-Q for the quarter ended March 31, 2005
Filed May 16, 2005
File No. 000-05576

Dear Mr. Levin:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Registration Statement on Form S-2

General

1. Please be advised that in order to register securities underlying an equity line of credit, the private transaction involving the securities to be registered must have been completed. As such, it is our position that the investor must be irrevocably bound to purchase the securities once the company issues a put. There may not be any conditions to the investor`s obligations to purchase the shares underlying the equity line that are within the investor`s control. See the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001. It appears that Section 8.1 of the standby equity distribution agreement, when read with Article VII of the agreement, enables Cornell Capital to avoid or delay the timing of the put. It also appears that Section 7.2(c) of the agreement enables Cornell Capital to avoid or delay the timing of the put as there are actions within its control that would require your company to have to file a post-effective amendment. Please provide us with a detailed analysis to support a finding that the sale of securities under the agreement is complete and, therefore, registration of these securities is permissible at this time.

2. We note the disclosure set forth in Item 3.02 of your current report on Form 8-K filed July 25, 2005. Please provide us with a detailed analysis of why the stated exemptions are available with respect to the sale of unregistered securities under the standby equity distribution agreement. In this regard, it appears that Cornell had a view to distribute these securities. Please refer to the second paragraph on page 14 of your prospectus.

3. We note that Cornell Capital`s managing partner and general counsel serves as the escrow agent for the standby equity distribution agreement. It appears that this Cornell Capital affiliate exercises sole discretion with respect to the release of shares and/or funds from the escrow. In addition, Section 7(a) of the escrow agreement suggests that this Cornell Capital affiliate is permitted to resolve any disputes under the escrow agreement to his satisfaction. In view of this affiliate relationship between Cornell
Capital and the escrow agent and the functions of the escrow agent, it appears that Cornell Capital is exercising actual or potential discretion as to whether it will perform its obligations under the standby equity distribution agreement. Please provide us with your analysis as to whether this affiliate relationship provides Cornell
Capital any discretion that is inconsistent with our position regarding equity lines of credit set forth in the Current Issues and
Rulemaking Projects Outline Quarterly Update, March 31, 2001.

4. Please update the information throughout your registration statement to the most recent practicable date.
5. Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:

* whenever you exercise the right to put shares to Cornell Capital under the standby equity distribution agreement; and

* to reflect changes in selling security holder information, including sales of material amounts of securities.

6. Please provide appropriate disclosure in the Form S-2 regarding payments to Yorkville Advisors in connection with the standby equity distribution agreement. We note the information in the fourth paragraph of your Form 8-K dated July 22, 2005.

Cover Page of Prospectus

7. We note that Cornell Capital will pay a per share purchase price equal to 95% of the market price of your common stock and will also receive 5% of the proceeds of each put. Please revise the disclosure here and throughout your prospectus to remove the distinction between the 95% purchase price and the 5% retention fee and instead disclose that Cornell Capital will pay a purchase price equal to 90% of the market price of your common stock.

8. Please disclose here and in the Underwriting section that Cornell
Capital`s 10% discount on the market price of your common stock is an underwriting discount.

9. Please disclose the amount of the lowest volume weighted average price of your common stock for the most recent five-day trading period.

Prospectus Summary, page 5

The Offering, page 5

10. In view of the fluctuating purchase price under your standby equity distribution agreement and the current market price of your common stock, please provide a table illustrating the maximum amount of net proceeds you could raise based on a range of market prices, including the most current market price, if you sold all shares issuable under your standby equity distribution agreement.

11. Under the "Offering Price," please revise "market price" to more accurately describe the actual offering price that the selling stockholders will pay.

12. Please disclose that the escrow agent is an affiliate of Cornell
Capital.
13. We note Section 3.11 of your standby equity distribution agreement. We have the following comments:

* Please add disclosure in this section and, as appropriate, elsewhere in your prospectus, that Cornell Capital may sell shares of common stock that are subject to a call before it actually receive those shares. Please also discuss the impact of these sales on the market price of your common stock.
* Please explain how Cornell Capital will be able to sell shares prior to its receipt of those shares if the number of shares is not determined until the fifth trading day following a put notice.
* Please add disclosure in this section and, as appropriate, elsewhere in your prospectus that Cornell Capital may not engage in short sales. Please also explain the meaning of short sales.

14. We note that you may not exercise a put if the shares to be issued in connection with the put would result in Cornell Capital owning more than 9.9% of your outstanding common stock. We have the following comments:

* Please disclose the 9.9% threshold in this section and the number of shares that Cornell Capital would have to own to reach this threshold.
* Please add disclosure in this section and, as appropriate, elsewhere in your prospectus that your use of the equity line of credit depends upon Cornell Capital being able to sell sufficient shares to reduce its holdings so as to remain below this 9.9% threshold.

15. We note the disclosure in the third sentence of the first paragraph on page 6 that Cornell Capital will purchase shares at a discount to the offering price. It is not appropriate to refer to an
"offering price" as Cornell Capital will not purchase shares at a fixed price. Please remove this reference here and throughout your filing.

16. Please clarify that Cornell Capital`s sales of shares will likely cause the market price of your common stock to decline.

17. Please disclose the method for calculating the lowest volume weighted average price of your common stock.

Recent Developments, page 6

18. We note the disclosure in the second risk factor on page 10 regarding a possible delisting from the Nasdaq National Market. Please revise this section to include a discussion of your possible delisting. Please also discuss the consequences of being delisted, including the designation of your common stock as penny stock.

Risk Factors, page 6

19. We note that the discussion in most risk factors in this section does not describe the risks to investors in sufficient detail.
The
discussion under each subheading should explain why the risk makes your offering risky or speculative. It should also explain how the risk affects your company and the securities being offered.
Please
revise accordingly. See, for example and without limitation, risk factors one, two, three, five, six, seven, nine, 10, 12, 15 and 23.

20. Please revise your risk factors to remove the phrase "there can be no assurance." The actual risk is that the event will occur, not your inability to prevent it. See risk factors four, five, eight, nine, 10 and 11.

21. Please add a risk factor that discusses the risks associated with your outstanding indebtedness. For example, is there a risk that you may not be able to repay the indebtedness or that there are covenants in your indebtedness agreements which restrict your operations?

22. Please add a risk factor that discusses the risks associated with the fact that you may not be able to draw down the entire amount of financing which is available under the standby equity distribution agreement.

23. Please add risk factor that discusses the risks associated with dilution from the shares issuable under the standby equity distribution agreement and under any convertible securities, such as options and warrants.

We have sustained losses in the past and we may sustain..., page 8

24. Please disclose your accumulated losses as of the most recent practicable date.

We may not be able to obtain additional financing that we will need, page 9

25. Please disclose the estimated amount of additional financing that you will need over the next 12 and, to the extent practicable, 24 and
36 months.

We may not be able to retain our key executives and personnel, page 9

26. Please clearly explain how this risk factor specifically applies to your company. For example, do you lack employment contracts with your key personnel? Are any key people planning to retire or nearing retirement age? Are there tensions between any key personnel and the board of directors?

We face intense competitions and rapid technological advances by competitors..., page 9

27. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or offering." This risk factor could apply to most issuers. Please explain how this risk factor specifically applies to your company or delete it.
Please also comply with this comment in risk factor 21.

The equity distribution agreement transaction could adversely affect our stock, page 9

28. Your disclosure in this risk factor discusses several distinct risks, each of which appears to be a significant risk. In order to give prominence to each risk, please assign each risk its own explanatory subheading.

The price of Spherix shares may be adversely affected by the public sale..., page 10

29. Please disclose the number of outstanding and issuable shares that are either freely transferable or transferable under Rule 144 of the Securities Act.

Our common stock will be delisted from Nasdaq National Market..., page 10

30. Please discuss in greater detail the risks to investors resulting from the delisting of your common stock. For example, it appears that your common stock will be deemed to be penny stock if it is delisted from the Nasdaq National Market.

Dividends on our common stock are not likely, page 10

31. Please explain why the fact that you do not expect to pay dividends makes your offering risky or speculative. In addition, please explain in greater detail the risk set forth in the third sentence.

Insiders own a significant portion of our common stock..., page 11

32. Please revise this risk factor to disclose the actual risk to an investor, namely the risk that the insiders may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

Selling Stockholders, page 11

33. Please disclose the natural persons with dispositive voting or investment control of Newbridge Securities.
34. We note that Newbridge Securities appears to be the placement agent in most of the equity lines of credit funded by Cornell Capital
Partners. Please advise us as to whether there is any affiliation between these parties. If not, disclose whether there is a contractual or other arrangement between these parties and describe its terms.

35. Please reconcile the outstanding number of shares set forth in footnote (1) to the table with the disclosure in the first paragraph under the heading "Description of Securities" on page 15.

36. Please disclose whether Cornell Capital owns or benefits, directly or indirectly, from any convertible debt or equity securities, including warrants and options, or other similar rights to acquire your common stock. If so, please describe the arrangements in reasonable detail.

Use of Proceeds, page 12

37. Please describe in greater detail your anticipated use of the net proceeds of your standby equity distribution agreement. In addition, please disclose how you will allocate the net proceeds based on an assumed range of net proceeds. We note the disclosure in the third paragraph on page 14. See Item 504 of Regulation S-K. We also note from Section 4.22 of the standby equity distribution agreement that you may use proceeds to pay loans. Please provide appropriate disclosure here and the disclosure required by Instruction 4 to Item
504.

38. Please disclose the restriction on your use of proceeds contained in Section 4.22 of your standby equity distribution agreement.

Dilution, page 12

39. Please revise this section to illustrate the dilution based on an assumed range of market prices, including the most current market price.

40. The comparison set forth in this section must reflect shares that your officers, directors and affiliated persons have the right to acquire, in addition to shares that they own. Please revise accordingly. See Item 506 of Regulation S-K.

Standby Equity Distribution Agreement, page 13

41. Please expand the disclosure in this section to discuss the alternative financing methods you considered prior to deciding to enter into an equity line of credit arrangement with Cornell Capital and why you ultimately decided to enter into an equity line of credit arrangement with Cornell Capital.
42. Please disclose the material terms of the escrow agreement. Please also discuss the mechanics of the escrow.

43. We note the disclosure in the fourth paragraph on page 14 regarding an assumed amount of net proceeds. It does not appear that you will receive net proceeds of $3.75 million if you issue
2,222,222
shares at a price of $1.80. In this regard, it appears that the net proceeds would be $3.60 million less any offering expenses. Please revise accordingly. In addition, please explain the basis for using a price of $1.80 per share, rather than the most current market price.

Plan of Distribution, page 14

44. We note the disclosure in clause (ii) of the first sentence of the first paragraph of this section that sales of the registered securities may be effected in transactions otherwise than in the Nasdaq National Market or in any other market on which the price of our shares of common stock are quoted." This disclosure is too vague. Please be advised that the plan of distribution should specify in reasonable detail all of the intended methods for distributing the offered securities. You may change the plan of distribution to identify other methods for distributing the offered securities through the filing of a post-effective amendment.

45. Please revise this section so that you clearly indicate the following:

* The selling security holders are subject to the applicable provisions of the Exchange Act and its regulations, including
Regulation M.

* Pursuant to the requirements of Item 512 of Regulation S-K and as stated in Part II of your registration statement, you must file a post-effective amendment to your registration statement once informed of a material change from the information set forth with respect to the plan of distribution.

46. Please describe in greater detail the participation of Newbridge
Securities as the placement agent with respect to your standby equity distribution agreement. In this regard, we note that you did not enter into your placement agent agreement until you had entered into your standby equity distribution agreement.

47. Please disclose whether you gave any consideration to the fact that Newbridge Securities appears to act as placement agent in many of the equity lines funded by Cornell Capital and that this on-going relationship could impact its ability to represent your interests.

48. Please revise to also disclose that Newbridge Securities, as a selling security holder stockholder under the standby equity distribution agreement, is an underwriter.

Description of Securities, page 15

49. Please disclose the information required by Item 202(a)(5) of Regulation S-K.

Part II - Information Not Required in Prospectus, page 18

Item 16. Exhibits, page 18

50. We note the disclosure on page 16 regarding your stockholder rights plan. Please file all agreements relating to this plan, including the certificate of designation, as exhibits to your registration statement.

Exhibit 5.1

51. Please have counsel revise its legal opinion to indicate the state law upon which its opinion is based.

Exhibit 23.1

52. Please have Grant Thornton revise its consent to include the file number of your registration statement.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 36

53. We note the disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls. Please revise the third paragraph to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer each concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls. Please refer to Section II.F.4. of Management`s
Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on the Commission`s website.

54. Please revise the last sentence set forth under the heading "Periodic Evaluation and Conclusion" to comply with Item 308(c) of Regulation S-K, effective as of August 14, 2003. In this regard, we note that you must disclose any change in the internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Signatures, page 39

55. Your annual report on Form 10-K must be signed by your principal accounting officer or controller. Please revise accordingly.

Form 10-Q for the quarter ended March 31, 2005

Item 4. Controls and Procedures, page 12

56. We note the disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls. Please revise the third paragraph to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer each concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls. Please refer to Section II.F.4. of Management`s
Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on the Commission`s website.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief

cc:	Mr. James E. Baker, Jr.
Baxter, Baker, Sidle, Conn & Jones, P.A.
120 E. Baltimore Street
Baltimore, Maryland 21202
??

??

??

??

Mr. Richard C. Levin
Spherix Incorporated
August 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE